UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

FOMO CORP.

(Name of Issuer)

Series C Preferred

(Title of Class of Securities)

90214L106

(CUSIP Number)

1 E Erie St, Ste 525 Unit #2250, Chicago, IL 60611

(630) 286-9560(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90214L106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vikram Grover
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 90214L106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to Series C Preferred shares of FOMO CORP. The address of the principal executive office of FOMO CORP. is 1 E Erie St, Ste 525 Unit #2250, Chicago, IL 60611. Its phone number is (630) 286-9560 and its website is www.fomoworldwide.com.

Item 2. Identity and Background.

This Schedule 13D is filed by Vikram Grover, FOMO CORP.’s Chief Executive Officer and Chairman of the Board.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On March 6, 2019, Vikram Grover was appointed CEO and sole Director of FOMO CORP. p/k/a “2050 Motors, Inc.” As part of the management change, the Company’s former management created a class of Series C Preferred stock on March 20, 2019, as authorized under the Company’s Articles of Incorporation, and issued one (1) million shares of said class to Vikram Grover who was appointed CEO and sole Director on that date.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

Management, Director, Control Person

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment offer dated March 5, 2019

Item 7. Material to Be Filed as Exhibits.

FOMO CORP. p/k/a “2050 Motors, Inc.” Board of Directors Meeting Minutes March 6, 2019

Form 8-K March 7, 2019 (included by reference)

Series C Preferred Stock Certificate of Determination March 20, 2019

CUSIP No. 90214L106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vikram Grover, CEO Vikram Grover